OMB APPROVAL
OMB Number: 3235-0167
Expires: November 30, 2007
Estimated average burden hours per response ... 1.50

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 333-110484
Atlantic Coast Entertainment Holdings, Inc.

(Exact name of registrant as specified in its charter)
c/o Stratosphere Casino Hotel & Tower, 2000 Las Vegas Boulevard South, Las Vegas, NV 89104; (702) 380-7777

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common stock, $0.01 par value

(Title of each class of securities covered by this Form)
N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule l2h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule l2h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:     1
     Pursuant to the requirements of the Securities Exchange Act of 1934, Atlantic Coast Entertainment Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 16, 2007	By:	/s/ Denise Barton
		Name:	Denise Barton
		Title:	Chief Financial Officer

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.